

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

November 9, 2007

Via Facsimile (336) 232-9196 and U.S. Mail
John M. Cross, Esq.
Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.
P.O. Box 26000
Greensboro, NC 27420
(336) 373-8850

>   Re: CB Financial Corp
>   Schedule 13E-3 filed October 25, 2007
>   File No. 005-83216
>   Schedule 14A filed October 25, 2007
>   File No. 000-51351

Dear Mr. Cross:

       We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
General

1. We note that you are purporting to create three classes of securities out of what is currently a single class of common stock, for the purpose of taking the company private by causing the existing class of common stock to be held by less than 300 security holders of record and causing each "new" class of preferred stock to be held by less than 500 security holders of record. In your response letter, provide your legal analysis as to why the common stock and Class A and Class B preferred stock are truly separate classes for purposes of determining eligibility to

deregister under Section 12 of the Securities Exchange Act of 1934. Also, please provide a formal opinion of counsel that your existing common stock and your newly authorized classes of preferred stock are separate classes of securities under North Carolina state law. Your response should also provide counsel's legal analysis as to why it is opining that your existing common stock and the newly authorized classes of preferred stock are in fact separate classes under state law. In this regard, the analysis should include a detailed discussion and comparison of each feature of your existing and new classes of stock and why the rights of each class support the opinion of counsel.

2. In your letter and notice of special meeting to shareholders and at the forepart of the proxy statement, including, but not limited to a Q&A, please alert holders that pursuant to the North Carolina Business Corporation Act, your proposed amendments constitute "an amendment to the Company's Articles of Incorporation which materially and adversely affects the dissenters' shares because it alters or abolishes a preferential right of the shares owned by the dissenter," as discussed on page 52. Include a statement in a prominent and highlighted fashion that given the decreased liquidity of the securities as a result of the Rule 13e-3 transaction, the exercise of dissenters' rights is the last opportunity within the control of the security holders to receive cash and to receive such cash they must strictly comply with the steps required under North Carolina law. List which holders may exercise these rights. Underscore the fact that to receive such cash, in accordance with the dissenters' rights, the security holder must not vote in favor of these proposed amendments.

3. In your letter and notice of special meeting to shareholders and at the forepart of the proxy statement, including, but not limited to a Q&A, include the break down of the information in the "Reduction in Number of Company Common Stockholders" for each conversion threshold. When discussing those holders who will continue to hold common stock please state that all affiliated stockholders, who include the directors and executive officers or 10% holders, will continue as holders of common stock, as disclosed on page 44. Further state that one of the effects of the transaction on the affiliates, is a 7% increase in voting power, as discussed on page 44. Include this revised disclosure in your Q&A regarding the effect of the Recapitalization on affiliated stockholders.

Schedule 14A
Summary Term Sheet, page 6

4. Please eliminate the phrase from the first paragraph in this section that the summary "is qualified in its entirety" by reference to the more detailed information appearing or incorporated by reference elsewhere in this Proxy Statement. The information you provide in the proxy statement must be materially complete and the qualification suggests that this summary may not be

materially complete. Note that this language is also inappropriately used on pages 32, 64, 66, and 70. Please revise accordingly.

Questions and Answers

5. Please include a Q&A to discuss the effect of the recapitalization on unaffiliated stockholders, including the loss of the rights and protections that the federal securities laws provide to security holders, the substantive disclosure requirements that the federal securities laws, including the Sarbanes-Oxley Act require of public companies, and the reporting obligations for directors, officers and principal stockholders of public companies. Further, state that the unaffiliated stockholders lose 7.0% voting power, as discussed on page 44. Please also include these points in your discussion of the detriments to unaffiliated security holders relating to the going private transaction.

Q. How did the Company pay for the fractional shares to be purchased after the Reverse Stock Split, page 12

6. We note that you intend to pay for the going private transaction with cash and liquidated assets. Please disclose the potential amount of the fair value for dissenters' shares, if fully exercised and how you intend to fund this amount.

Q. Why did the Board elect this type of structure for a going private transaction, page 12

7. We note that the board determined that it would be in the best interest of the company to deregister and reduce the number of record common stockholders to below 300. The recapitalization was structured so that all stockholders owning less than 132 shares of common stock will be cashed out. Please indicate the number of stockholders to be cashed out and the total expense.

Special Factors, page 14

8. Move the "Additional Effects of Recapitalization on Non-Affiliated Stockholders" on page 44 forward to the Special Factors section.

Background of the Reclassification, page 16

9. Please revise the Background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. We note that it appears that Mr. Cross is your outside counsel; please identify Mr. Cross and his law firm as outside counsel at the meeting on April 26, 2007 and thereafter. Please also identify any other counsel and the members of management who were present at each meeting. Please also revise so that it is clear how the reclassification ratio and the terms of the new common and

Class A and B preferred stock were determined.

Reduction of Certain Direct and Indirect Costs, page 43

10. We note that you estimate that you will save up to $180,000 per year and a one time cost savings of approximately $70,000; however, you intend to continue to prepare financial information and disseminate annual audited reports to shareholders. Therefore, you would still continue to incur some auditor fees, printing and mailing costs, and use of management and staff time to prepare these annual reports and periodic information even after the going private transaction. Please revise to present the incremental cost savings from no longer being a public reporting company.

Procedural Fairness, page 30

11. Please revise to include in this section the board's consideration that the engagement of an independent financial advisor to ensure the fairness of the Redemption Price affects only those holders of under 132 shares. State how many shareholders hold under 132 shares. Make it clear that this factor applies only to the board's determination of procedural fairness as to that category and number of holders. We note that as of September 30, 2007, approximately 274 of the record holders held fewer than 132 shares as discussed on page 42.

12. We note your statement that the board is primarily comprised of independent members and accordingly there was no need to form a special committee or to retain any unaffiliated representative to represent unaffiliated stockholders, "as the Board was able to adequately balance the competing interest of the stockholders." However, all board members will continue to own shares of the common stock following the going private transaction, which is apparently, the most advantageous position of any of the three categories, common, Preferred B, or Preferred A, to be in. Expand your disclosure to discuss the board's conclusion as to how it was able to "adequately balance the competing interest of the stockholders" when its members knew that they would be in the most advantageous position following the rule 13e-3 transaction. Specifically address this knowledge of the board members and their consideration of the lack of procedural fairness protections, as represented in Item 1014 of Regulation M-A and otherwise, in its determination that this Rule 13e-3 transaction is procedurally fair to the unaffiliated security holders other than themselves.

13. We note your statement that the directors' stock ownership was not taken into account ant the time the decision was made regarding the conversions thresholds. Tell us in a supplemental response, what the director with the lowest number of shares at that time. Further, expand this disclosure, to state, if true, that the directors making the conversion thresholds knew, that in any event, they would all

remain common stockholders.

14. We note your statement that the directors are comprised primarily of unaffiliated stockholders. But, on page 43 you define "affiliated stockholder" as any stockholder who is a director, among others. The term "unaffiliated stockholder" here is defined as any stockholder other than an affiliated stockholder. Please reconcile.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

John M. Cross, Esq.
Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.
November 9, 2007
Page 6

       Please direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to me at the following ZIP code: 20549-3628.

       Sincerely,

       Celeste M. Murphy
       Special Counsel
       Office of Mergers & Acquisitions